November 18, 2016

Via EDGAR

Craig Arakawa
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nu Skin Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 18, 2016 File No. 001-12421
Dear Mr. Arakawa:
We hereby submit the following response of Nu Skin Enterprises, Inc. (the "Company") to the SEC staff's (the "Staff's") comment letter of October 20, 2016 regarding the Company's annual report on Form 10-K for the fiscal year ended December 31, 2015. For ease of reference, we have included in italics the comment from the Staff's letter followed by the Company's response.
Form 10-K for Fiscal Year Ended December 31, 2015
Financial Statements and Supplementary Data, page 73
Notes to Consolidated Financial Statements, page 79
Note 19. Segment Information, page 106
1.
We note your disclosure that you operate in a single operating segment by selling products through a global network of independent distributors that operates in a seamless manner from market to market, except for operations in Mainland China. In Mainland China you utilize sales employees, independent direct sellers, and independent marketers to distribute your products through company stores and other approved premises. On page 27 you disclose lengthy regulatory approvals needed to register your products for launch and you are required to manufacture the products you distribute through independent direct sellers in Mainland China. We also note Mainland China was your largest revenue market and accounted for approximately 25% of your revenue. Please address the following:

November 18, 2016

•	Provide us with details about your management structure and how your company is organized.

Our management is centered at our corporate offices, where a number of positions oversee their functional areas on a global basis. The following positions report directly to our Chief Executive Officer (our CODM):
▪	Chief Financial Officer
▪	Chief Scientific Officer and Executive Vice President of Product Development
▪	General Counsel
▪	President of Global Sales and Operations
▪	Vice President of Global Marketing
▪	Vice President of Public Affairs
▪	Vice President of Opportunity Innovation
▪	Vice President of Global Human Resources
▪	Director of Business Development

We have organized our markets into five geographic regions: Greater China; North Asia; Americas; South Asia/Pacific; and Europe, Middle East and Africa. Each geographic region is led by a regional president, whose primary responsibility is to drive sales in the region. The regional presidents also manage the employees in their respective regions. The regional presidents report to the President of Global Sales and Operations. No individual with dedicated geographic responsibility reports directly to the CEO.

Because the first paragraph of the Staff's comment focuses on Mainland China, we note that our Mainland China operations are part of our Greater China region, which also includes Hong Kong, Macau and Taiwan. The Greater China region is managed by a single regional president who reports to our President of Global Sales and Operations. Our product portfolio is similar in all four markets of this region (as well as globally), subject to product registration requirements, and we often use similar promotions and incentives in all four markets in the region.

•	We note your management structure on your website which includes Regional Presidents. Tell us who the Regional Presidents report to and on what basis is their compensation.

As noted above, the regional presidents report to the President of Global Sales and Operations. Their compensation generally consists of a base salary, equity awards (time-based or based on global consolidated earnings per share), and cash incentive bonuses. For example, because we operate in a single operating segment, the regional presidents' cash incentive bonuses are based 30% on the achievement of consolidated performance and 70% on regional performance. Within the 30% (consolidated performance) bucket, 50% of the bonus is based on the achievement of global revenue goals and 50% is based on the achievement of global consolidated operating income goals. Within the 70% (regional performance) bucket, 70% of the bonus is based on the achievement of regional revenue goals and 30% is based on the achievement of goals related to controlling general and administrative expenses and the impact of product promotions and special sales incentives within the region.

November 18, 2016

•	Clearly identify and describe the role of the Chief Operating Decision Maker (CODM) and each of the individuals that report to the CODM. Please discuss how these individuals are compensated.

The CODM is our CEO. The CODM's role is primarily to set the strategic vision of the Company with a specific focus on revenue and earnings per share results. The CODM makes decisions on the allocation of resources based primarily on the consolidated revenue and profitability of the Company. The positions that report to the CODM are outlined above, and as also indicated above, each of the CODM's direct reports is responsible for a specific function (e.g., sales, human resources, business development, legal, finance) with oversight responsibilities on a global basis, across all geographies.

The compensation of the CODM's direct reports consists of a base salary, equity awards (time-based or based on global consolidated earnings per share), and cash incentive bonuses. Unlike the regional presidents, the CODM's direct reports' cash incentive bonuses are based entirely on the achievement of global consolidated revenue and operating income results.

•
We note your disclosure "the company manages its business by managing its sales force." Discuss how you manage your sales force (including whether it is managed globally or regionally), who is responsible for managing the sales force, on what basis they are compensated, who they report to, and who reports to them.

We sell our products person-to-person globally, including in Mainland China. We do not use traditional advertising methods in any of our markets. Our global sales force consists of approximately 67,000 sales leaders. Our sales leaders are our independent distributors or, in Mainland China, our sales employees and independent marketers.

Our regional presidents, who have responsibility for driving sales in their regions, together with their management teams, manage and support our sales force on a day-to-day basis in their regions. They do so, however, under the oversight of the President of Global Sales and Operations, who, together with other corporate management, must approve budgets for sales compensation levels, any changes to methods of compensation, any material sales incentives, and any material changes in the legal relationship with the sales force. Our regional management teams do not have authority to make changes in these areas without such approval.

November 18, 2016

All compensation to our sales force is based on their ability to sell products and their ability to lead and manage a team of other sales people. Outside of Mainland China, we compensate our sales force in accordance with the terms of our Global Sales Compensation Plan. Under this plan, our sales leaders can receive monthly commissions for product sales from the Company to their own network of consumers, as well as for product sales generated by other sales leaders in their network to their consumer groups across all geographic markets. In Mainland China, our sales force similarly receives commissions/bonuses for product sales to the consumer group they personally service. Although our Mainland China sales force does not receive commissions on product sales by the sales team they lead and manage (due to restrictions on direct selling and multi-level commissions), sales leaders in Mainland China receive a monthly service fee/salary that is reviewed and adjusted quarterly based on overall performance, including the sales productivity of the sales team they lead and manage. As a result, despite the differences in the structure of our compensation in Mainland China due to local law, compensation in this market is still based on the ability to sell products and to lead and manage a team of other sales people. In addition, our selling expenses globally, including in Mainland China, do not vary significantly from country to country.

•	Describe the information regularly provided to the CODM and how frequently it is prepared and reviewed.

The CODM uses daily sales reports that show month-to-date sales of the Company on a consolidated and geographic basis and do not include any measures of profitability. On a monthly and quarterly basis, the CODM uses a reporting package that contains information about the Company's operating performance on a consolidated basis, as well as global and regional sales force statistics. On a quarterly basis, each regional manager also provides a written and in-person report that reconciles budget-to-actual results including revenue, cost of sales, selling expenses and overhead detail. While this report is shared with our global management team and assists our management in improving accountability for revenue growth and management of promotion and overhead expenses, the report is not used by the CODM in making resource allocation decisions. This consolidated-only view of financial information supports the Company's view that it has only one operating segment under ASC 280-10-50.

•	Tell us how often the CODM meets with his direct reports, describing the financial information discussed in these meetings and who else attends these meetings.

The CODM meets weekly with his direct reports as a group (other than the Director of Business Development), and he meets with them individually as needed. Other subject-matter experts within the Company may be invited to attend the weekly meetings on an as-needed basis.

November 18, 2016

When financial information is discussed at these meetings, it is limited to consolidated financial information, including sales and earnings, and regional revenue information. Regional profitability information is neither compiled nor discussed at these meetings.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The budget process is driven at the global level by the CFO and the President of Global Sales and Operations, with the CODM having final approval authority for allocating resources. The budget process originates with a five-year plan by the CFO and President of Global Sales and Operations. The five-year plan is based on revenue forecasts provided by each market through the respective regional presidents and is discussed with the CODM. From the five-year plan, the CFO and President of Global Sales and Operations provide annual guidance, which consists of a revenue range and guidance on controlling general and administrative expenses and the impact of product promotions and special sales incentives. The regional presidents use this guidance to develop an annual budget for their respective markets. This process allows the regional presidents to make adjustments within revenue ranges as well as ranges of product promotions, special sales incentives and general and administrative spending in the individual markets in the region. These regional budgets are submitted to the corporate financial planning and analysis team, which then provides a consolidated budget submission to the corporate management team, including the CODM. The CODM then either approves the budget submission or directs further changes. In reaching his decision as to allocating resources, the CODM primarily considers revenue and revenue growth potential. He does not consider profitability at a regional level in assessing performance or allocating resources.

* * * * *

We believe that these responses address the comments raised by the Staff. If you have any questions, please contact the undersigned at (801) 345-6013.
Sincerely,
/s/ Ritch N. Wood
Ritch N. Wood
Chief Financial Officer
 Nu Skin Enterprises, Inc.
cc: Nasreen Mohammed, U.S. Securities and Exchange Commission
      Brian McAllister, U.S. Securities and Exchange Commission